

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

> **Re: Sysco Corporation**
> **Form 10-K for the Fiscal Year Ended July 3, 2010**
> **Filed August 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 29, 2010**
> **Form 10-Q for the Fiscal Period Ended October 2, 2010**
> **Filed November 9, 2010**
> **File No. 001-06544**

Dear Mr. Delaney:

        We have completed our review of your filings and do not have any further comments at this time.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: B. Joseph Alley, Jr.
        Via Facsimile